02030095

SEC MAIL PROCESSING
RECEIVED
APR 0 3 2002
WASH, D.C. 354 SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

25 March 2002

LIHIR GOLD LIMITED

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

c/- Lihir Management Company Limited
Level 7, Pacific Place
Cnr Champion Parade / Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

LIHIR GOLD LIMITED

Industry Segments	Gold Industry Current Period	Gold Industry Previous Corresponding Period As Restated	Consolidated Current Period	Consolidated Previous Corresponding Period As Restated
Operating Revenue				
Sales to customers outside the group	233,155	226,583	233,155	226,583
Intersegment sales	-	-	-	-
Unallocated revenue	1,805	2,822	1,805	2,822
Total revenue	234,960	229,405	234,960	229,405
Segment result	59,176	(99,355)	59,176	(99,355)
Unallocated expenses				
Group operating profit (before equity accounting)			59,176	(99,355)
Segment assets	585,255	547,575	585,255	547,575
Unallocated assets				
Total assets	585,255	547,575	585,255	547,575

Geographical Segments	Papua New Guinea Current Period	Papua New Guinea Previous Corresponding Period	Australia Current Period	Australia Previous Corresponding Period	Eliminations Current Period	Eliminations Previous Corresponding Period	Consolidated Current Period	Consolidated Previous Corresponding Period
Operating Revenue								
Sales to customers outside the group	233,155	226,583					233,155	226,583
Intersegment sales	-	-					-	-
Unallocated revenue	1,805	2,822					1,805	2,822
Total revenue	234,960	229,405					234,960	229,405
Segment results	59,176	(99,355)					59,176	(99,355)
Unallocated expenses							-	-
Group operating profit (before equity accounting)							59,176	(99,355)
Segment assets	585,255	547,575					585,255	547,575
Unallocated assets								
Total assets	585,255	547,575					585,255	547,575

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:
for Name: Rod Antal
Title: Company Secretary